RIVERNORTH SPECIALTY FINANCE CORPORATION

(Ticker Symbols RSF and RMPL.P)

January 5, 2021

SUPPLEMENT TO PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION DATED

October 29, 2018

Effective December 15, 2021, Andrew Kerai is no longer employed by RiverNorth Capital Management, LLC and is no longer a Co-Portfolio Manager of the Fund. Accordingly, the Fund prospectus and statement of additional information sections entitled “Portfolio Management” are revised to delete references to Mr. Kerai.